Sierchio Greco & Greco LLP 720 Fifth Avenue, Suite 1301 New York, New York 10019
Telephone: (212) 246-3030 Facsimile: (212) 246-2225	Please Reply to Alfred V. Greco E-mail: agreco@sggllp.com

April 28, 2005

VIA FACSIMILE AND U.S. MAIL

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn.: Tim Buchmiller
Division of Corporate Finance

Re:  Bovie Medical Corporation
Registration Statement on Form S-3/A
Filed: April 28, 2005
File No.: 333-120741

Gentlemen:

Attached is Amendment No. 2 to the Form S-3 (S-3/A2) and we have set forth below our responses to the staff’s comment letter dated March 4, 2005. We have numbered our responses to correspond to the staff’s numbered comments. All references herein to Form 10KSB refer to Form 10KSB filed on March 31, 2005 for the period ended December 31, 2004.

Item No.

1.	We have complied. We have incorporated by reference our Form 10KSB for December 31, 2004 filed with the SEC on March 31, 2005.

2.	We have complied.

3.	We have complied.

4.	We have complied. We have deleted the phrase referred to in the staff’s comment.

5.	We have complied. Sales to Middle East distributors are insignificant.

6.	We have complied.

7.
After further discussion with management given the impending expiration of most of our patents which are specific as opposed to “general” in nature, we have determined to delete this risk factor at this time. If it is determined at a later date and after new patents may be issued or acquired, we will reconsider a reinsertion of the risk factor, if appropriate.

8.	We have complied.

9.	We have complied. We have filed new Form 10KSB for December 31, 2004.

10.	We have complied.

11.	We have complied.

12.	We have complied.

13.	We have complied. We have filed an amended opinion.

14.	We have complied and the auditor has filed a new consent relating to the new 10KSB for fiscal 2004 incorporated by reference.

15.
We are advised by counsel that our commitment to the joint venture is to make our facilities available for the development, manufacture and marketing of the device. However, our responsibility is to provide the facilities for the development, manufacture and marketing of the product and to “expend best efforts” to secure all necessary financing up to an estimate of $1.5 million for the research, development and marketing of the product in an estimated amount up to $1.5 million. We have already contributed $500,000 in development expense since the formation of the joint venture. Our commitment is to “expend our best efforts” to complete the development, manufacture and marketing of the product through a financing (which may be equity or debt). If the financing is equity financing (implied to be from a third-party) both parties agree to a dilution of their equity interests, if necessary. Accordingly, our contractual obligation is to expend our best efforts to obtain the necessary financing, and not a commitment to provide it. See Paragraphs 3.1 and 3.2 of The Bovie with Jump Agentur Agreement filed as Exhibit 10.1 to Form 10KSB for the period ended December 31, 2004, filed on March 31, 2005, which is incorporated by reference in the Form S3A2.

16.	We have complied

17.
We have determined that given the circumstances it is best to file the agreement with Jump Agentur. We have filed the agreement as Exhibit 10.1 with the Form 10KSB for December 31, 2004, filed on March 31, 2005, which has been incorporated in the Form S-3 by reference. Hopefully this renders moot our prior disagreement over present materiality. We are, of course, hopeful that this agreement will become very material in the future. We have complied.

18.
We have complied. See MD&A of form 10KSB. Cauteries are a generic product and there is no significant difference between the cauteries we sell. No sale of one (1) particular electrosurgical product dominates the number of units sold.

19.	We have complied. Arthrex was our OEM customer referred to in the 10KSB. See Manufacturing, Marketing and Distribution, page 3 and pages 8, 11 and 12 (MD&A) of Form 10KSB.

20.
We have complied. See response to comment number 19. Other than Arthrex, Inc., no one OEM customer accounted for 5% of total revenues. The material variation of increased sales was to Arthrex, Inc. from $3.7 million in 2003 to $5.9 million in 2004.

21.	We have complied. See also Item 11 at end of Form 10KSB.

22.
We have complied. Charles Peabody, CFO and Secretary of Bovie received a salary (inclusive of any bonus) of approximately $60,000 per year but has nevertheless now been included in the Form 10KSB. For the information of the staff, Messrs. Makrides (CEO), Saron, President of Aaron Medical Industries, Inc. (our wholly owned subsidiary) and Moshe Citronowicz are the only executives receiving compensation in excess of $100,000 per annum.

23.
We have complied. All options held by the officers and directors are fully vested and immediately exercisable. Such holdings are included in the disclosure in the Form 10KSB. To the best of our knowledge, the method of calculation of percentage ownerships referred to in Footnote (i) does not change.

24.	We have complied. We have completed posting of the Form 3, 4 and 5 information on the Bovie web-site.

25.	We have complied.

26.	We have complied.

27.	We have complied.

28.
Duly noted. We have complied in our Form 10KSB for December 31, 2004. The original draft date for the audit report and consent was March 25, 2004. However, additional audit procedures were performed extending the report date to March 30, 2004. Somehow when preparing the “Consent of Certifying Accountant” the typist inadvertently and mistakenly applied the prior draft date of March 25, 2004 instead of March 30, 2004, which error was not discerned at filing.

29.	We have complied. All future filings referencing 2002 operating activities in cash flows will reflect appropriate brackets to indicate cash used by operators.

30.
We have complied. Our policy is to give negotiated sales volume discounts. The accounting treatment is that sales as shown in P&L are net of all discounts. Response to this comment was implemented in the December 31, 2004 10KSB.

31.
We have complied. Inventory write-downs are taken against reserves as indicated in Note 1 of the Notes to Consolidated Financial Statements - Significant Accounting Policies. Write-downs are taken on merchandise where for two (2) years the product has not been used in manufacturing and eventually discarded. There have been no measurable subsequent sales of inventory that had been written down. Most of the write-down is on products that are eventually discarded. This is reflected in December 31, 2004 Form 10KSB in Footnote 1 and in statement of cash flows.

32.	In 2004 and 2005 Bovie had no insurance premium finance agreement. We paid premiums with our cash.

33.
We categorized trade names as “good will” when we purchased the “Bovie” trade name from Maxim in 1998 as part of an asset purchase and on-going marketing transaction. Professor Bovie (a professor at Harvard) was the initial developer of the electrosurgical process and equipment in the 1930’s. We gave 3 million of our shares independently valued at $1.00 per share and received net assets of approximately $1.1 million. The balance we determined to be good will, which we considered the value of the name. At that time we changed the name of our company from An-Con to Bovie. We have recently had an independent appraisal done on the good will and it showed no impairment. For people in the industry, the name “Bovie” is synonymous with electronic generators in surgical settings and the Company continues to maintain its trademark rights in various parts of the world.

34.	We have complied and included response in Form 10KSB for December 31, 2004.

35.
We have complied. See R&D for Others under Note 1 of Notes to Consolidated Financial Statements, Significant Accounting Policies; also see Note 15 of Notes to Consolidated Financial Statements in Form 10KSB for December 31, 2004.

36.
APB 20 discusses restatements. The financial statements were restated, corrected and clarified. The staff’s comment is duly noted for future filings. APB 20 states that the correction of an error in previously issued financial statements is not deemed to be an accounting change. There was no net impact to the P&L or the balance sheet as restated.

37.	Consolidation of Variable Interest Entities.

a.
Interpretation 46, which was issued in January 2003, addresses consolidation by business enterprises of variable interest entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with characteristics of a controlling financial interest or (b) has equity investors that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Variable interest entities include many structures often referred to as special-purpose entities, as well as other types of entities.

b.
Interpretation 46 requires a variable interest entity to be consolidated by an enterprise if that enterprise will absorb a majority of the entity’s expected losses or is entitled to receive a majority of the entity’s expected residual returns or both. An enterprise that consolidated a variable interest entity is called the primary beneficiary of that entity.

c.
Consolidation by a primary beneficiary of a variable interest entity will provide more complete information about the resources, obligations, risks, and opportunities of the consolidated enterprise. To further assist financial statement users in assessing risks, the Interpretation also requires disclosures about variable interest entities that the enterprise is not required to consolidate but in which it has a significant variable interest.

d.
When the joint venture was formed our joint venture partner contributed the technology and the patent to the joint venture valued at $400,000 and we contributed $200,000. We each own 50% of the assets, consisting of the patent and the developed technology. There are no other liabilities, revenues or expenses to consolidate that are not reflected on Bovie’s financial statements. All expenses are strictly at Bovie’s discretion and are already included in Bovie’s expenses. Our job is to finish the development and expend our best efforts to finance the marketing of the product. When there are profits we will split them 50-50. There are no guarantees or no subordinated financial support. To date, we have expended in excess of $500,000 on development of the technology. Under the circumstances, we have treated all of Bovie’s related expenses as expenses of Bovie and all related liabilities as liabilities of Bovie.

38.
Please see our response to comment number 37 and Exhibit 10.1 of Form 10KSB for December 31, 2004 filed on March 31, 2005, at paragraph 3.1 and 3.2. We are obliged “to expend best efforts” to accomplish the development and marketing which was estimated at $1.5 million. The amount may be more or may be less, but we are not legally “committed to provide” the funding. It was contemplated at the beginning that since we were a public entity, our efforts would be more likely to accomplish that objective. It was never a commitment to provide (from our assets), a total of $1.5 million.

39.
We have sold our customer lists, manufacturing rights and intellectual property pursuant to a five (5) year licensing agreement. At the end of the term, all rights belong to buyer. We have no continuing involvement. Pursuant to FAS 144, paragraph 42:

a.	the operations and cash flows were eliminated.

b.
non-medical lighting products will no longer be manufactured or marketed. This is a discontinued operation. See Form 10KSB for December 31, 2004 at Note 14 of Notes to Consolidated Financial Statements.

40.	Initially we only picked up the portion of the license due us as income. We record the license fee of $8,000 per month as other product income on a continuing basis.

41.
Commissions are computed and reconciled on a monthly basis on the information available. That information is passed along to our representatives for their concurrence. Any additional information that we receive about customers to which our distributors sell is also passed along to our representatives. However, very few of our distributors give us their customer information. There are no disputes with any representatives, each of which, to the best of our knowledge, is being paid correctly.

42.
Form 8-K as amended August 23, 2004, requires, at Section 5.02(d) - the filing of Form 8-K upon the election of a new director within four business days. Technically, that would have required a filing by September 29, 2004. The filing on October 4, 2004 was three business days late. The prior older version did not so require disclosure let alone accelerated disclosure. The new disclosure requirements of Form 8-K had not been thoroughly absorbed by the Company at the time of the Board Meeting.

a.
In the instant case there were five directors on the Board, all of whom were elected by shareholders at the Company’s Shareholder meeting on September 23, 2004. The Board elected two new directors, one of whom was expected to serve on the Company’s audit committee.

b.
We immediately sent e-mails to the directors advising of their election and of the grant of options to each of them. It was clearly our understanding at that time that the directors would accept and consent to their election and the option grants. Unfortunately, the filing of the Form 8-K was erroneously delayed due to communicating with said directors and obtaining their up-to-date bio data for news release and reporting purposes.

c.	Please be assured that had we believed that we were even technically late in our filings, we would not have filed Form S-3 in November nor the subsequent amendment on February 16, 2005.

d.
We perceive no harm to the public due to the nature of the delayed required disclosure and believe that no public interest would be served in causing the Company and Selling Shareholders to incur greater expense in using a different form for this matter.

e.
Based upon the foregoing prior filings, and the Company’s apparently benign neglect in technically not complying with the new Form 8-K requirements, we respectfully request that the staff nevertheless permit the continued Form S-3 filing and waive the requirements of I.A.3(b) of Form S-3

43.	This is a standard distributor agreement providing for payment in thirty (30) days. We do not perceive any particular risks associated with the agreement.

Sincerely,

SIERCHIO GRECO & GRECO, LLP

By
Alfred V. Greco
AVG:pes